Liberty Oilfield Services Inc. Announces Third Quarter 2020 Financial and Operational Results
October 27, 2020
Denver - (Business Wire) - Liberty Oilfield Services Inc. (NYSE: LBRT; “Liberty” or the “Company”) announced today third quarter 2020 financial and operational results.
Summary Results and Highlights
•Revenue of $147 million, a 67% increase from the second quarter of 2020
•Net loss1 of $49 million, or $0.41 fully diluted loss per share, and Adjusted EBITDA2 of $(3) million including non-cash items of over $4 million for the quarter ended September 30, 2020
•Expect greater than 20% sequential growth in average active frac fleets in the fourth quarter of 2020
•Total liquidity was $154 million including ABL availability as of the September 30, 2020 borrowing base
•Expect to complete the acquisition of Schlumberger’s North American pressure pumping business, OneStim®, towards the end of the fourth quarter of 2020
“As our industry emerges from the depths of the downturn, our third quarter results showcase an endorsement from our customers of our high-quality service and technology offerings. Our business expanded with top tier customers during the third quarter, and we entered a major gas basin, the Haynesville Shale, with an existing customer. The completions activity rebound is modestly ahead of the pace we expected earlier this year. Revenues increased to $147 million in the third quarter and Adjusted EBITDA2, excluding non-cash items, was approximately $1 million for the quarter. Total liquidity was $154 million, with no borrowings drawn on our ABL facility. The past six months have been a testing time for our industry and the world. I am proud of the strength and tenacity that the Liberty family has demonstrated throughout this period of volatility,” commented Chris Wright, Chief Executive Officer.
Mr. Wright continued, “During the third quarter, we also announced an agreement to acquire Schlumberger’s North American pressure pumping and related businesses, OneStim®, marking a transformative change for Liberty and the oilfield services industry. Our customer base has undergone a similar change, with several sizeable consolidations amongst exploration and production (“E&P”) operators announced recently. Adding the OneStim® business to Liberty’s industry leading platform accelerates our ability to support our customers in the next stage of the shale revolution. Liberty continues our track record of countercyclical investing and delivering superior returns.”
Outlook
While the COVID-19 pandemic will continue to bring uncertainty in global oil demand in the months ahead, incremental monthly improvement in completions activity from a low point in May is a welcome sign of progress. U.S. land rig counts have also increased weekly over the last few weeks, marking a directional shift from declines observed through much of the third quarter.
Against this backdrop, E&P operators are focused on capital discipline and returns. Efficiency, safety and quality from service companies are central to achieving these goals. Liberty’s superior service offering is driving increased interest from operators with environmental, social and governance (“ESG”) compliant objectives together with the ever-present demand for higher productivity and efficiency.
Commenting on the outlook, Wright stated, “With our pending acquisition of OneStim®, Liberty will have unmatched technological advantages, scale, vertical integration, balance sheet strength, and a best-in-class team
1    Net income/loss attributable to controlling and noncontrolling interests.
2    “Adjusted EBITDA” is not presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Please see the supplemental financial information in the table under “Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA” at the end of this earnings release for a reconciliation of the non-GAAP financial measure of Adjusted EBITDA to its most directly comparable GAAP financial measure.

positioned to unlock shareholder value from these assets. We aim to employ the same principles we successfully executed with our acquisition of Sanjel assets during the 2015 to 2016 downturn: maintain our culture of innovation and excellence, grow market share, and invest in technology systems that benefit us and our customers. Opportunities emerge during challenging times, and we believe the addition of OneStim® positions us well entering the next phase of our journey as a company.”
Wright continued, “In the fourth quarter we anticipate average active fleets, excluding the OneStim® acquisition, will increase greater than 20% from 9.4 average fleets working in the third quarter. Our progress is a testament to the focus and ingenuity of our team during a volatile time, and we thank their commitment to driving significant improvement across all facets of our organization: efficiency, safety, culture, operations, and ESG technologies. It is this perseverance and enthusiasm that sets the stage for Liberty to execute in 2021.”
Third Quarter Results
For the third quarter of 2020, revenue increased 67% to $147 million from $88 million in the second quarter of 2020.
Net loss before income taxes totaled $59 million for the third quarter of 2020 compared to $77 million for the second quarter of 2020.
Net loss1 (after taxes) totaled $49 million for the third quarter of 2020 compared to $66 million in the second quarter of 2020.
Adjusted EBITDA2, which includes non-cash stock compensation expense, increased 75% to $(3) million from $(13) million in the second quarter. Please refer to the reconciliation of Adjusted EBITDA (a non-GAAP measure) to net income (a GAAP measure) in this earnings release.
Fully diluted loss per share was $0.41 for the third quarter of 2020 compared to $0.55 for the second quarter of 2020.
Balance Sheet and Liquidity
As of September 30, 2020, Liberty had cash on hand of $85 million, a reduction from second quarter levels as working capital increased in line with revenue, and total debt of $106 million, net of deferred financing costs and original issue discount. The term loan requires only a 1% annual amortization of principal, paid quarterly, with no substantial payment due until maturity in September 2022, subject to mandatory prepayments from excess cash flow. There were no borrowings drawn on the ABL credit facility, and total liquidity, including availability under the credit facility, as of the September 30, 2020 borrowing base, was $154 million.
Conference Call
Liberty will host a conference call to discuss the results at 8:00 a.m. Mountain Time (10:00 a.m. Eastern Time) on Wednesday, October 28, 2020. Presenting Liberty’s results will be Chris Wright, Chief Executive Officer, Ron Gusek, President, and Michael Stock, Chief Financial Officer.
Individuals wishing to participate in the conference call should dial (833) 255-2827, or for international callers (412) 902-6704. Participants should ask to join Liberty’s call. A live webcast will be available at http://investors.libertyfrac.com. The webcast can be accessed for 90 days following the call. A telephone replay will be available shortly after the call and can be accessed by dialing (877) 344-7529, or for international callers (412) 317-0088. The passcode for the replay is 10137977. The replay will be available until November 4, 2020.
About Liberty
Liberty is an independent provider of hydraulic fracturing services to onshore oil and natural gas exploration and production companies in North America. Liberty was founded in 2011 with a relentless focus on improving tight-oil completions, and an emphasis on customer partnerships and technology to find innovative answers to frac optimization. Liberty is headquartered in Denver, Colorado. For more information about Liberty, please contact Investor Relations at IR@libertyfrac.com.

Non-GAAP Financial Measures
This earnings release includes unaudited non-GAAP financial and operational measures, including EBITDA, Adjusted EBITDA and Pre-Tax Return on Capital Employed. We believe that the presentation of these non-GAAP financial and operational measures provides useful information about our financial performance and results of operations. Non-GAAP financial and operational measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-GAAP financial and operational measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with U.S. GAAP. See the tables entitled Reconciliation and Calculation of Non-GAAP Financial and Operational Measures for a reconciliation or calculation of the non-GAAP financial or operational measures to the most directly comparable GAAP measure.
Forward-Looking and Cautionary Statements
The information above includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein concerning, among other things, the deployment of fleets in the future, planned capital expenditures, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, return of capital to stockholders, business strategy and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “likely,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. These forward-looking statements represent our expectations or beliefs concerning future events, and it is possible that the results described in this earnings release will not be achieved. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in Liberty's filings with the Securities and Exchange Commission. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements.
Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for us to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in “Item 1A. Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on February 27, 2020 and in our other public filings with the SEC. These and other factors could cause our actual results to differ materially from those contained in any forward-looking statements.
Additional Information and Where to Find it
In connection with the proposed OneStim® transaction Liberty Oilfield Services Inc. (“Liberty”) will file a definitive proxy statement and other materials with the Securities and Exchange Commission (“SEC”). In addition, Liberty may also file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain a free copy of the proxy statement (when available) and other documents filed by Liberty at its website, www.libertyfrac.com, or at the SEC’s website, www.sec.gov. The proxy statement and other relevant documents may also be obtained for free from Liberty by directing such request to Liberty, to the attention of Investor Relations, 950 17th Street, Suite 2400 Denver, Colorado 80202.
Participants in the Solicitation
Liberty and its respective directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Liberty’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Liberty’s directors and executive officers by reading Liberty’s definitive proxy statement on Schedule 14A, which was filed with the SEC on March 10, 2020. Additional information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available.

Contact:
Michael Stock
Chief Financial Officer
303-515-2851
IR@libertyfrac.com

Liberty Oilfield Services Inc.
Selected Financial Data
(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Statement of Operations Data:	(amounts in thousands, except for per share and fleet data)
Revenue	$147,495	$88,362	$515,079	$708,201	$1,592,374
Costs of services, excluding depreciation and amortization shown separately	139,237	89,518	421,007	621,471	1,276,750
General and administrative	18,807	18,064	25,302	65,484	71,379
Severance and related costs	1,109	9,057	—	10,166	—
Depreciation and amortization	44,496	44,931	42,324	134,258	121,079
(Gain) loss on disposal of assets	(752)	334	(124)	(520)	1,242
Total operating expenses	202,897	161,904	488,509	830,859	1,470,450
Operating (loss) income	(55,402)	(73,542)	26,570	(122,658)	121,924
Interest expense, net	3,595	3,656	3,726	10,859	11,505
Net (loss) income before taxes	(58,997)	(77,198)	22,844	(133,517)	110,419
Income tax (benefit) expense	(9,972)	(11,363)	4,004	(21,074)	17,147
Net (loss) income	(49,025)	(65,835)	18,840	(112,443)	93,272
Less: Net (loss) income attributable to non-controlling interests	(14,523)	(20,064)	7,842	(33,890)	42,121
Net (loss) income attributable to Liberty Oilfield Services Inc. stockholders	$(34,502)	$(45,771)	$10,998	$(78,553)	$51,151
Net (loss) income attributable to Liberty Oilfield Services Inc. stockholders per common share:
Basic	$(0.41)	$(0.55)	$0.15	$(0.94)	$0.73
Diluted	$(0.41)	$(0.55)	$0.15	$(0.94)	$0.71
Weighted average common shares outstanding:
Basic	84,937	83,292	74,173	83,299	70,026
Diluted (1)	84,937	83,292	113,064	83,299	109,006

Other Financial and Operational Data
Capital expenditures (2)	$12,281	$13,284	$30,344	$58,453	$125,402
Adjusted EBITDA (3)	$(3,091)	$(12,566)	$70,043	$37,881	$246,978
Average Active Fleets (4)	9.4	4.6	23.0	12.3	22.8
Annualized Adjusted EBITDA per Average Active Fleet (5)	$(1,305)	$(10,957)	$12,082	$4,103	$14,482

(1)In accordance with U.S. GAAP, diluted weighted average common shares outstanding for the three months ended September 30 and June 30, 2020, and nine months ended September 30, 2020, exclude weighted average shares of Class B common stock (27,763, 29,392 and 29,259, respectively), restricted shares (235, 246 and 250, respectively) and restricted stock units (2,458, 1,914 and 2,276, respectively) outstanding during the period.
(2)Capital expenditures presented above are shown on an as incurred basis, including capital expenditures in accounts payable and accrued liabilities.
(3)Adjusted EBITDA is a non-GAAP financial measure. See the tables entitled “Reconciliation and Calculation of Non-GAAP Financial and Operational Measures” below.
(4)Average Active Fleets is calculated as the daily average of the number of active fleets for the period presented.
(5)Annualized Adjusted EBITDA per Average Active Fleet is calculated as Adjusted EBITDA for the respective quarter, or nine month period, annualized, divided by the Average Active Fleets, as defined above.

Liberty Oilfield Services Inc.
Condensed Consolidated Balance Sheets
(unaudited, amounts in thousands)
	September 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$84,819	$112,690
Accounts receivable and unbilled revenue	144,405	252,910
Inventories	76,989	88,547
Prepaids and other current assets	31,431	34,827
Total current assets	337,644	488,974
Property and equipment, net	582,865	651,703
Operating and finance lease right-of-use assets	109,050	108,413
Other assets	29,188	34,339
Total assets	$1,058,747	$1,283,429
Liabilities and Equity
Current liabilities:
Accounts payable	$70,009	$117,613
Accrued liabilities	54,027	108,954
Current portion of operating and finance lease liabilities	41,621	39,519
Current portion of long-term debt, net of discount	358	409
Total current liabilities	166,015	266,495
Long-term debt, net of discount	105,504	105,731
Long-term operating and finance lease liabilities	60,748	61,571
Deferred tax liability	2,673	19,659
Payable pursuant to tax receivable agreement	47,512	48,481
Total liabilities	382,452	501,937

Stockholders’ equity:
Common Stock	1,130	1,126
Additional paid in capital	446,155	410,596
Retained earnings	60,317	143,105
Total stockholders’ equity	507,602	554,827
Non-controlling interest	168,693	226,665
Total equity	676,295	781,492
Total liabilities and equity	$1,058,747	$1,283,429

Liberty Oilfield Services Inc.
Reconciliation and Calculation of Non-GAAP Financial and Operational Measures
(unaudited, amounts in thousands)
Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA
	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Net (loss) income	$(49,025)	$(65,835)	$18,840	$(112,443)	$93,272
Depreciation and amortization	44,496	44,931	42,324	134,258	121,079
Interest expense, net	3,595	3,656	3,726	10,859	11,505
Income tax (benefit) expense	(9,972)	(11,363)	4,004	(21,074)	17,147
EBITDA	$(10,906)	$(28,611)	$68,894	$11,600	$243,003
Fleet start-up and lay-down costs	5,958	4,499	1,273	10,457	2,733
Asset acquisition costs	1,500	—	—	1,500	—
(Gain) loss on disposal of assets	(752)	334	(124)	(520)	1,242
Provision for credit losses	—	2,155	—	4,678	—
Severance and related costs	1,109	9,057	—	10,166	—
Adjusted EBITDA	$(3,091)	$(12,566)	$70,043	$37,881	$246,978

Calculation of Pre-Tax Return on Capital Employed
	Twelve Months Ended
	September 30, 2020
	2020	2019
Net loss	$(130,851)
Add back: Income tax benefit	(24,169)
Pre-tax net loss	$(155,020)
Capital Employed
Total debt, net of discount	$105,862	$106,238
Total equity	676,295	803,465
Total Capital Employed	$782,157	$909,703

Average Capital Employed (1)	$845,930
Pre-Tax Return on Capital Employed (2)	(18)%

(1)Average Capital Employed is the simple average of Total Capital Employed as of September 30, 2020 and 2019.
(2)Pre-tax Return on Capital Employed is the ratio of pre-tax net loss for the twelve months ended September 30, 2020 to Average Capital Employed.